UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date October 29, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Honesti Basyir

----------------------------------------------------

(Signature)

Honesti Basyir

Chief of Financial Officer

INFORMATION TO INVESTORS

No. Tel.226 /PR000/COP-A00700000/2014

The Appointment of Telkom’s President Director as Minister of Tourism of Republic of Indonesia

Jakarta, October 29, 2014, In compliance with the disclosure obligation under the Indonesian Financial Services Authority's regulations, we hereby inform you that on October 27, 2014 Mr. Arief Yahya, the President Director of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the "Company"), has been appointed as Minister of Tourism of Republic of Indonesia.

In line with the Company’s Articles of Association and prevailing laws, the Company’s Board of Directors held a meeting on October 28, 2014 and agreed to appoint Mr. Indra Utoyo as Acting President Director of the Company, in addition to his current position as the Director of Strategic Innovation Portfolio.

Sincerely yours,

/s/Honesti Basyir

Honesti Basyir

Chief Financial Officer

For further information, please contact:

PT Telekomunikasi Indonesia, Tbk.

Investor Relations

Tel             : 62-21-5215109

Fax            : 62-21-5220500

Email         : investor@telkom.co.id

Website      : www.telkom.co.id

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. ("Telkom" or “PT Telkom Indonesia Tbk) is the largest telecommunication and network provider in Indonesia. Serving millions of customers nationwide, we provide a strong portfolio of information and communication services, including fixed wireline and fixed wireless telephone, mobile cellular, data and internet, and network and interconnection services, directly or through our subsidiaries. We have broadened our business portfolio to encompass TIMES – telecommunications, information, media, edutainment and services. Telkom’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE: TLK).